Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                  449491 10 9
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement . A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 449491 10 9               13G                        Page 2 of 5 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard E. Tarrant
         ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

         Inapplicable

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      5.  SOLE VOTING POWER

                          5,922,730 (beneficial ownership disclaimed as to all but 5,180,730 shares)

NUMBER OF
SHARES                6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                  -0-
EACH
REPORTING             7.  SOLE DISPOSITIVE POWER
PERSON
WITH                      5,922,730 (beneficial ownership disclaimed as to all
                          but 5,180,730 shares)

8.    SHARED DISPOSITIVE POWER

         -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,180,730

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         X

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.5%

12.   TYPE OF REPORTING PERSON

         IN

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CUSIP No. 449491 10 9                                         Page 3 of 5 Pages

Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Filing Person:
                  ----------------------

                  Richard E. Tarrant, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Richard E. Tarrant
                  c/o 1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  -----------

                  (a) Amount Beneficially owned:

                      6,023,650
--------------------------
*  As of December 31, 1998



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CUSIP No. 449491 10 9                                          Page 4 of 5 Pages

                           This amount includes 742,000 shares held by Mr. Tarrant as trustee of the Richard E. Tarrant Grantor Retained Annuity Trust, the beneficiaries of which are the children of Richard E. Tarrant and Amy E. Tarrant, as to which shares Mr. Tarrant disclaims beneficial ownership, 70,920 shares held by Mr. Tarrant's wife, Amy E. Tarrant, as the trustee of five trusts (14,184 shares each), the beneficiaries of which are the Tarrant's children, as to which Mr. and Mrs. Tarrant each disclaim beneficial ownership and 30,000 shares held by Amy E. Tarrant, spouse of
                           Mr. Tarrant, of which Mr. Tarrant disclaims beneficial ownership.
                           Mr. Tarrant directly owns 5,180,730 shares.

                  (b)      Percent of Class:          22.7%

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)   sole power to vote or to direct the vote:
                                   5,922,730
                           (ii)  shared power to vote or to direct the vote:  0
                           (iii) sole power to dispose or to direct the
                                   disposition of:  5,922,730
                           (iv)  shared power to dispose or to direct the
                                   disposition of:  0

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                  Inapplicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                  Amy E. Tarrant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 70,920 shares held by Amy E. Tarrant, as trustee, and the 30,000 shares held by Amy E. Tarrant, as an individual, referred to in Item 4(a) above.

Item 7          Identification and Classification of the Subsidiary
                Which Acquired the Security Being Reported on By the Parent Holding Company:
                ----------------------------------------------------------------

                  Inapplicable

Item 8          Identification and Classification of Members of the Group:
                ----------------------------------------------------------

                  Inapplicable

Item 9          Notice of Dissolution of a Group:
                ---------------------------------

                  Inapplicable


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CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 10         Certification:
                --------------
                  Inapplicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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

                                        DATE: February 5, 1999



                                        /s/ Richard E. Tarrant
                                        ------------------------------
                                        Richard E. Tarrant
                                        President

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